JOHN W. KAPPLES Vice President and Secretary

December 22, 2010

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Covidien plc
Preliminary Proxy Statement on Schedule 14A
Filed December 7, 2010
File No. 001-33259

Dear Mr. Mancuso:

Thank you for your comment letter dated December 14, 2010 (the “Comment Letter”). Set forth below is the response of Covidien plc (the “Company”) to the Staff’s comments based on its review of the Company’s Preliminary Proxy Statement on Schedule 14A filed December 7, 2010 (File No. 001-33259). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. On the date hereof, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) incorporating the revisions described herein. For the convenience of the Staff, three (3) copies of the Proxy Statement, which has been marked to show the changes from the original Preliminary Proxy Statement on Schedule 14A filed December 7, 2010, are also being delivered to Mr. Geoffrey Kruczek via overnight delivery.

1.	Please provide us your analysis of whether proposal three is a tender offer subject to Exchange Act Rule 13e-4. Cite all authority on which you rely. If you are attempting to rely on Rule 13e-4(h)(5), please ensure your response addresses the applicability of that exemption, particularly given your ability to effect multiple cash-outs under the terms of the proposal.

Response: As discussed with the Staff, proposal three (the “Cash-Out Proposal”) was structured to accomplish the same goal as a typical reverse/forward split, i.e., to cash out shareholders of record holding less than a specified number of shares (the “cash-out threshold”) in order to reduce administrative costs. In the case of a company incorporated under the laws of a State in the U.S., this goal typically would be accomplished by successive charter amendments, with the first providing for a reverse split at a ratio of the cash-out threshold over 1 (for example, 100:1) and the second providing for a forward split at a ratio of 1 over the cash-out threshold (in this example, 1:100). The terms of the transaction would provide that no fractional shares would be issued to shareholders who would own less than 1 share as a result of the reverse split; instead, all shares held by such shareholders would be cashed out, either by being purchased by the company at a price based on the trading prices of the company’s shares or by being aggregated and sold in the market. (In some cases the company specifies the cash-out method in the proxy statement; in others, the company’s proxy statement reserves the ability to subsequently determine the cash-out method.) As a result of the transaction, all shareholders holding a number of shares that is less than the cash-out threshold as of the effective time of the charter amendments would be cashed out, and all shareholders holding a number of shares that is equal to or greater than the cash-out threshold would be unaffected by the transaction. For examples of reverse/forward split transactions structured along the foregoing lines, see Neenah Paper, Inc., Proxy Statement Pursuant to Section 14(a) of the Securities

15 HAMPSHIRE STREET	508-452-4378 [T]
MANSFIELD, MA	508-261-8544 [F]
02048

Mr. Russell Mancuso

December 22, 2010

Exchange Act of 1934 (Schedule 14A) (Feb. 12, 2008) (Neenah); Lazare Kaplan Int’l, Inc., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (Nov. 8, 2007) (Lazare); BNS Holding, Inc., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (May 30, 2007) (BNS); Brocade Comm. Systems, Inc., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (Feb. 23, 2007) (Brocade); Ocwen Financial Corp., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (Mar. 31, 2001) (Ocwen); Raytheon Co., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (April 25, 2001) (Raytheon); Eastman Chemical Co., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (Apr. 25, 2001) (Eastman); NCR Corp., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A) (March 3, 1999) (NCR).

Although the terminology is different (in Ireland, a reverse/forward split is referred to as a “consolidation and subdivision”), a reverse/forward split is ordinarily implemented in the same way in Ireland. The key difference is that fractional shares cannot exist in an Irish company as a matter of Irish law. Therefore, when a consolidation and subdivision is done by an Irish publicly quoted company, all shareholders of record (including those with more than 100 shares) have their shares rounded down to the nearest hundred and receive cash for the balance of their shares. To give an example, in a consolidation and subdivision with a cash-out threshold of 100, a shareholder who held 1,570 shares would, after step one, hold 15.7 shares. Since it is not possible to hold a fraction of a share, that would be rounded down to 15 shares, and his 0.7 fractional interest would have to be cashed out. In the second step, his 15 shares would be subdivided into 1,500 shares. He would therefore end up with 1,500 shares and cash for the remaining 70 shares.

Because such a structure is not typical in the U.S. and the Company does not wish to affect the shareholdings of record holders of 100 or more shares, the Company determined not to pursue the consolidation and subdivision structure. Accordingly, the Company worked with its Irish counsel on the Cash-Out Proposal, which accomplishes the same goal as a typical U.S. reverse/forward split via a different mechanic.

The Cash-Out Proposal is a proposal to amend the Company’s articles of association (the “Charter Amendment”) to add a redemption mechanism providing for the cash-out (the “Cash-Out”) of all shares held by shareholders of record holding less than 100 shares, except for shareholders who properly exercise their right of exception as described below (the “Cashed-Out Shareholders”). Specifically, the proposed Charter Amendment provides that, following the Company’s issuance of a press release stating its intention to redeem all ordinary shares held by shareholders of record holding less than 100 shares, all such shares will be converted to redeemable shares and redeemed by the Company for an amount of cash equal to the average daily closing price per share of the Company’s ordinary shares on the New York Stock Exchange for the ten trading days immediately prior to and including the effective date of the cash-out. Shares held by any “street name” shareholder will not be redeemed in the Cash-Out, even if such shareholder beneficially owns less than 100 shares.

As discussed with the Staff and reflected in the Proxy Statement, the Company has determined to eliminate both the ability to effect multiple Cash-Outs and the option of effecting the Cash-Out by means of a compulsory transfer. As so revised, the Cash-Out Proposal is similar to a proposal for a typical U.S. reverse/forward split—it is a proposal to amend the Company’s organizational documents in order to cash out shares held by record holders of a small number of shares, which proposal must be approved by shareholders as a group (and not only by the shareholders whose shares would be cashed out). The principal substantive difference between the Cash-Out Proposal and a proposal for a typical reverse/forward split is that shareholders would have the right to opt out of the Cash-Out by exercising a “right of exception” prior to the effective time of the Cash-Out (the “Effective Time”). However, this opt-out feature is required by Irish law, which requires that shareholders have the right to opt out of having their shares redeemed.

Mr. Russell Mancuso

December 22, 2010

We are not aware of any authority for the proposition that a proposal to effect a reverse/forward split—which, as noted above, is similar to the Cash-Out Proposal—constitutes a tender offer subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we believe that an application of the eight-factor test set forth in Wellman v. Dickenson, 475 F. Supp. 783, 823-824 (S.D.N.Y. 1979), aff’d, 682 F.2d 355 (2d Cir. 1982) supports the conclusion that the Cash-Out Proposal is not a tender offer:

•	Whether there is an active and widespread solicitation of public shareholders for shares of an issuer;

•	Whether the solicitation is made for a substantial percentage of the issuer’s stock;

•	Whether the offer to purchase is made at a premium over the prevailing market price;

•	Whether the terms of the offer are firm rather than negotiated;

•	Whether the offer is contingent on the tender of a fixed minimum number of shares and, perhaps, subject to the ceiling of a fixed maximum number to be purchased;

•	Whether the offer is open for only a limited period of time;

•	Whether the offerees are subject to pressure to sell their stock; and

•	Whether public announcements of a purchasing program concerning the target company precede or accompany a rapid accumulation of large amounts of target company securities.

The Company is not making an “offer” to each shareholder of record holding less than 100 shares to purchase such shareholder’s shares; instead, the Company is requesting that shareholders as a group approve the Charter Amendment. If the Cash-Out Proposal is approved by at least 75% of the votes cast in person or by proxy at the Annual General Meeting and the Cash-Out is effected, the Company will redeem all shares held by shareholders of record holding less than 100 shares (other than shareholders who properly exercise their right of exception). The Cash-Out is expected to affect only a small percentage of the Company’s ordinary shares—if it were effected on December 1, 2010, it would result in the redemption of less than 0.09% of the outstanding shares. The Cashed-Out Shareholders would not receive a premium over the prevailing market price for their shares in the Cash-Out, but instead would receive an amount based on the trading prices of the Company’s ordinary shares on the New York Stock Exchange. The Company’s shareholders are not being subjected to any pressure to sell their shares to the Company; any shareholder whose shares potentially would be redeemed in a Cash-Out can exercise his or her right of exception or take one of the other actions specified in the Proxy Statement in order to avoid having his or her shares redeemed.

In this connection, we do not believe that providing shareholders with the right of exception—which, as noted above, is required by Irish law—should result in the Cash-Out Proposal being deemed to be a tender offer. Unlike a typical tender offer, where a shareholder must tender into the offer in order to have his or her shares purchased in the offer, the Cash-Out would result in the redemption of all shares held by shareholders of record holding less than 100 shares, unless they exercise their right of exception. Moreover, because a typical reverse/forward split only affects shareholders as of the effective time of the charter amendments, a shareholder effectively has the ability to opt out of a typical reverse/forward split by taking certain actions prior to the effective time, such as purchasing additional shares so that he or she owns a number of shares that is equal to or greater than the cash-out threshold in his or her record account; transferring his or her shares into street name (in the case of a reverse/forward split that, like the Cash-Out Proposal, does not affect shares held by street name shareholders); or, if applicable, consolidating his or her record accounts so that he or she holds a number of shares that is equal to or greater than the cash-out threshold in one record account prior to the effective time of the reverse/forward split. For examples of proxy statements for reverse/forward split transactions that describe the options that shareholders have to avoid having their shares cashed out in the transaction, see Neenah; Lazare; BNS; Brocade; Ocwen; Raytheon; Eastman; NCR. We do not believe that giving shareholders the legally

Mr. Russell Mancuso

December 22, 2010

required right to opt out of the Cash-Out, in addition to the other means of avoiding having their shares cashed out (which are described on page 65 of the Proxy Statement), should result in the Cash-Out Proposal being deemed to be a tender offer.

For the foregoing reasons, we believe that the Cash-Out Proposal is not a tender offer subject to Exchange Act Rule 13e-4.

2.	Please provide us your analysis of whether the solicitation of the proposed change in your securities amounts to a transaction that must be registered pursuant to Section 5 of the Securities Act.

Response: We do not believe the proposed Charter Amendment amounts to a transaction that must be registered pursuant to Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). The question of whether amendments to the governing documents of a security will be deemed to create a new security typically turns on whether the amendments significantly alter the basic nature of existing securities, as opposed to a lesser adjustment of contractual rights. See, e.g., SEC No-Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); SEC No-Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no-action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); Ingenito v. Bermec Corp., 376 F. Supp. 1154 (S.D.N.Y. 1974) (stating that a sale of a new security occurs where there is “a substantial modification of an investment contract creating fresh rights and obligations”); 2 Louis Loss & Joel Seligman, Securities Regulation 1149 (4th ed. 2010) (“There is always the question, however, whether the rights of security holders have been so substantially affected by the particular change in the terms of the outstanding security that it becomes a new security.”).

In light of these standards, we believe the proposed Charter Amendment does not amount to a transaction that must be registered pursuant to Section 5 of the Securities Act. Similar to a reverse/forward split, the proposed Charter Amendment does not affect the Company’s articles of association except by adding provisions that would implement the Cash-Out (and give shareholders the right to opt out of the Cash-Out). The provisions added to the Company’s articles of association by the Charter Amendment will not affect the rights of shareholders who are not cashed out. The Charter Amendment and Cash-Out would not change the assets or liabilities of the Company (except to the extent of any cash required to redeem shares held by Cashed-Out Shareholders). We therefore believe that the proposed Charter Amendment does not significantly alter the basic nature of the Company’s ordinary shares, and does not involve the creation of a new security.

Moreover, consistent with the above analysis, we believe that the proposed Charter Amendment does not constitute a reclassification that must be registered under Rule 145(a)(1) of the Securities Act. Rule 145(a)(1) requires registration of a “reclassification of securities of such corporation or other person, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security”. A reverse/forward split (which consists of a reverse stock split followed by a stock split) is expressly excluded from Rule 145(a)(1). Because the Cash-Out Proposal is substantively similar to a proposal for a reverse/forward split, we believe that it likewise is not required to be registered under Securities Act Rule 145(a)(1).

Mechanics, page 64

Mr. Russell Mancuso

December 22, 2010

3.	Please clarify the length of time that shareholders will have to opt out between your announcement of a compulsory transfer and the “Effective Time.”

Response: As a matter of Irish law, shareholders must have the ability to exercise their right of exception up until the Effective Time of the Cash-Out. Accordingly, the Proxy Statement states on pages 64, 65 and 66 that a shareholder’s notification that he or she does not want his or her shares cashed out must be received by the Company Secretary prior to the Effective Time of the Cash-Out. In addition, in order to give shareholders time to determine whether to exercise their right of exception, the Company has determined to revise the proposed Charter Amendment to require that the effective date of the Cash-Out (on which the Effective Time will occur) must be at least 14 days after the date on which the press release announcing the Cash-Out is issued as reflected on pages 63, 64 and 70 of the Proxy Statement.

In light of the addition of a minimum time period between the issuance of a press release announcing the Company’s intention to effect the Cash-Out (the “Cash-Out Notice”) and the Effective Time, the Company has determined to revise the proposed Charter Amendment to provide that, even after issuance of such a press release, the Company may cancel the Cash-Out at any time prior to the Effective Time by issuing a press release stating that the Company has decided to cancel the Cash-Out Notice. This provision has been added to address the risk that, following the issuance of the Cash-Out Notice, some shareholders might transfer a substantial number of shares from street name accounts (and/or from record accounts holding 100 or more shares) into individual record accounts holding less than 100 shares, and thereby become subject to (and benefit from) the Cash-Out. In this situation, the Company could be faced with an unanticipated significant cash payment to be made by it to satisfy the redemption of all shareholders of record holding less than 100 shares.

As so revised, the Cash-Out Proposal is similar in operation to a typical reverse/forward split. In a typical reverse/forward split, the company’s proxy statement states that the company may abandon the reverse/forward split even after shareholder approval, and the company does not otherwise irreversibly commit to effect the transaction (or indicate that it may make a public statement in the future that would itself irreversibly commit the company to effecting the transaction). As a result, a company effectively has the ability to abandon a typical reverse/forward split up until the time it is effective. Thus, a shareholder might take action based on the expectation that a reverse/forward split will be effected (such as purchasing additional shares), even though there is a possibility that the company might subsequently abandon the transaction. For examples of reverse/forward split transactions structured along the foregoing lines, see Neenah; Lazare; BNS; Brocade; Ocwen; Raytheon; Eastman; NCR. Here, the Company will commit not to effect the Cash-Out until at least 14 days after issuance of a press release announcing its intention to effect the Cash-Out so that shareholders have time to determine whether to exercise their right of exception, but the Company has retained the ability—similar to the ability that a company has in the case of a typical reverse/forward split—to abandon the Cash-Out at any time prior to the Effective Time in order to preserve its ability to react to changed circumstances.

Right of Exception, page 66

4.	Please provide us your analysis of whether the compulsory transfer to the transfer agent or from the transfer agent to the public must be registered under the Securities Act, citing all authority on which you rely.

Response: As discussed with the Staff and reflected in the Proxy Statement, the Company has determined to eliminate the option of effecting a Cash-Out by means of a compulsory transfer.

Mr. Russell Mancuso

December 22, 2010

5.	Explain how the shares will be transferred from the shareholders to the transfer agent to be sold pursuant to any compulsory transfer. In this regard, it is unclear how you or your transfer agent can sell investors’ shares if they do not provide you their stock certificates, regardless of whether those investors notify you of their exercise of their “Right of Exception.” It is also unclear how investors in the public market will know that they are purchasing shares that will be redeemed if, after the Effective Time, an investor sells such shares into a public market.

Response: As discussed with the Staff and reflected in the Proxy Statement, the Company has determined to eliminate the option of effecting a Cash-Out by means of a compulsory transfer.

Reservation of Rights, page 71

6.	Please clarify whether you can elect to conduct an unlimited number of cash outs over the life of your securities. If so, please tell us how investors will know that your securities include the potential springing redemption feature. Will the ticker symbol of the securities have an identifying feature?

Response: As discussed with the Staff and reflected in the Proxy Statement, the Company has determined to eliminate the ability to effect multiple Cash-Outs.

* * * * * * *

In addition, the Company acknowledges that:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 508-452-4378; James Cole, Jr. of Wachtell, Lipton, Rosen & Katz at 212-403-1375; or Victor Goldfeld of Wachtell, Lipton, Rosen & Katz at 212-403-1005, if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ John W. Kapples

John W. Kapples

Vice President and Secretary

cc:	Mr. Geoffrey Kruczek
Attorney
Division of Corporation Finance
Facsimile No. (703) 813-6985